Exhibit 99.2

Dear Riverbed Employee,

After careful consideration, the Compensation Committee of Riverbed’s Board of Directors has determined that it would be in the best interests of the company and its stockholders to approve a one-time stock option exchange program (the “Option Exchange”).

We intend to launch the program in the next few weeks. The proposed terms of the Option Exchange, which are subject to change, are attached below.

Thank you for your continued hard work and support,

Jerry M. Kennelly

President and Chief Executive Officer

Riverbed has not commenced the Option Exchange referred to in this communication. If Riverbed commences the Option Exchange, Riverbed will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. If Riverbed commences the Option Exchange, eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents will be filed by Riverbed with the U.S. Securities and Exchange Commission and will be obtainable free of charge from the SEC’s Web site at www.sec.gov.

SUMMARY OF THE PROPOSED TERMS OF THE RIVERBED OPTION EXCHANGE

This one-time program would give eligible employees of Riverbed Technology, Inc. (the “Company”) the opportunity to exchange certain of their outstanding underwater options granted under the Company’s 2006 Equity Incentive Plan, whether vested or unvested, for a lesser number of new options with an exercise price equal to fair market value on the new date of grant.

It is our intention to make the program available to employees worldwide where permitted by local law and where it is practical to do so. There is no guarantee that we will launch the program or that, if launched, the program will be completed.

Eligible Employees: Employees of Riverbed may participate in the Option Exchange provided that they (i) are active employees at the time of the commencement of the Option Exchange; and (ii) remain employed through the date the exchanged options are cancelled. However, the Company’s Section 16 officers and members of its board of directors may not participate in the Option Exchange.

Eligible Options: Eligible Employees only may exchange options that were granted (i) under the 2006 Equity Incentive Plan, (ii) prior to the commencement of the Option Exchange, expected to be in the next few weeks, and (iii) with an exercise price per share greater than or equal to 120% of the closing price of Riverbed common stock on the trading day prior to the commencement of the Option Exchange.

Exchange Ratio: Each new option would cover 85% of the shares covered by any exchanged option.

Option Vesting Schedule: The new options will be vested to the same extent and will continue to vest on the same schedule as the exchanged options.

Option Term: The new options will have a maximum term of five (5) years from the grant date of the new option.

Exercise Price: The exercise price of each new option will be the closing price of Riverbed common stock on the new grant date, expected to be the first business day following the expiration of the offer, which is expected to remain outstanding for 20 business days after the commencement of the Option Exchange.

Questions: Upon the commencement of the Option Exchange, additional information will be provided to eligible employees to assist you in your decision on whether or not to participate in the program. Due to strict SEC regulations on communications regarding tender offers, Riverbed is limited in its ability to provide additional information at this time. Please contact Wendy Jennings, Director of Employee Shareholder Services, with any questions.